Exhibit 99.1

Noah Holdings Limited Announces Changes to its Board of Directors

SHANGHAI, July 1, 2024 /PRNewswire/ -- Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced changes to its Board of Directors (the “Board”).

Noah has appointed Mr. David Zhang as an Independent Director (non-executive Director according to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) and Ms. Xiangrong Li as an Independent Director of the Board, effective from June 30, 2024. With effect from the same day, Dr. Zhiwu Chen has retired from his position as an Independent Director and Mr. Jinbo Yao has resigned as an Independent Director after ten and nine years of service, respectively. Neither’s departure resulted from any disagreement with the Company and the Board expresses its sincere gratitude for their invaluable contribution during their tenures.

Ms. Li has been appointed as the Chairwoman and Mr. Zhang as a member of the Audit Committee of the Board, joining Ms. Cynthia Jinhong Meng. The Board is confident that Ms. Li and Mr. Zhang’s financial and legal expertise will significantly enhance the Audit Committee’s capabilities, ensuring it continues to play a pivotal role in upholding the Company’s governance standards and strengthening the quality of its financial operations. Concurrently, Ms. May Yihong Wu has stepped down as a member of the Audit Committee but will maintain her positions as an Independent Director, the Chairwoman of the Compensation Committee and a member of the Corporate Governance and Nominating Committee of the Board. Additionally, Ms. Cynthia Jinhong Meng, Independent Director, has been appointed as a member of the Corporate Governance and Nominating Committee of the Board, effective from June 30, 2024.

Mr. Zhang has extensive legal experience in securities offerings and mergers & acquisitions, particularly representing Chinese issuers and leading investment banks in US and Hong Kong initial public offerings. He served as a senior corporate partner at Kirkland & Ellis International LLP from 2011 to 2024 and as a partner at Latham & Watkins LLP from 2003 to 2011. Mr. Zhang has served as a member of the board of Tulane University since 2023 and an independent director of Fosun International Limited (HKEX: 0656) since 2012. He graduated from Beijing Foreign Studies University with his bachelor’s degree in 1981 and received his juris doctor degree from Tulane University Law School in 1991.

Ms. Li possesses extensive experience in accounting and financial management. She currently serves as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. (SSE: 600258) since 2016. From 2014 to 2016, Ms. Li served as chief financial officer of then NASDAQ-listed Homeinns Hotel Group before its merger with Beijing Tourist Hotel (Group) Co in 2016. Prior to that, she served as chief financial officer of Hengdeli Holdings Ltd. (HKSE: 3389) from 2010 to 2014. From 1993 to 2010, she held various positions at Unilever including serving as financial controller for the greater China region between 2007 and 2010. Ms. Li has been serving as an independent non-executive director of Viva Biotech Holdings (HKSE: 1873) since 2019 and served as an independent director of MakeMyTrip Limited (NASDAQ: MMYT) from 2019 to 2024. She received her bachelor’s degree in international accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies University in 1993, and her master’s degree in executive management business administration from the China Europe International Business School in 2008.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented “I would like to express my sincere gratitude to Dr. Chen and Mr. Yao for their contributions to Noah over the past decade where their dedication and guidance was instrumental in getting us to where we are today. I wish them all the best in their future endeavours. I’d also like to extend a warm welcome to both Mr. Zhang and Ms. Li where I am confident their extensive financial, corporate and legal experience will prove invaluable in shaping our future strategic direction. Rotating directors not only infuses our Board with fresh perspectives and diverse expertise, but also highlights our commitment to upholding the highest standards of corporate governance.”

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors. In 2024 Q1, Noah distributed RMB18.9 billion (US$2.6 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB153.3 billion (US$21.2 billion) as of March 31, 2024.

Noah's wealth management business primarily distributes private equity, private secondary, mutual funds, and other products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as Hong Kong (China), New York, Silicon Valley, Singapore, and Los Angeles. A total number of 1,109 relationship managers across 18 cities provide customized financial solutions for clients through this network and meet their investment needs. The Company's wealth management business had 457,705 registered clients as of March 31, 2024. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy, and other investments denominated in Renminbi and other currencies. Noah also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:
Noah Holdings Limited
Melo Xi
Tel: +86-21-8035-8292
ir@noahgroup.com